Exhibit 12

HILTON WORLDWIDE HOLDINGS INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)
(unaudited)

	Nine Months Ended
	September 30,
	2017	2016
Earnings:
Income from continuing operations before income taxes	$674	$391
Equity in earnings from unconsolidated affiliates	(2)	(3)
	672	388
Add:
Fixed charges	392	368
Distributed income of equity method investees	1	2
Subtract:
Interest capitalized	(1)	(1)
Earnings available for fixed charges	$1,064	$757

Fixed Charges:
Interest expense(1)	$304	$286
Interest capitalized	1	1
Estimated interest included in rent expense	87	81
Total Fixed Charges	$392	$368

Ratio of Earnings to Fixed Charges	2.7	2.1
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(1)    Includes the amortization of debt discounts and capitalized expenses related to indebtedness.